Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

EXOR S.p.A Via Nizza, 250 10126 Torino Italy Attention: John Elkann, Chairman and Chief Executive Officer	May 22, 2015

Dear Mr. Elkann:

I am writing in response to your letter to the PartnerRe Board of Directors of May 21, 2015.

First off, I want to emphasize that PartnerRe is ready, willing and able to fully engage with EXOR and its advisors. There is no need for the PartnerRe Board to make the determination you impose as a precondition to further discussions as the waiver from AXIS allows for full and open discussions with EXOR.

By electing to impose an additional and unnecessary condition on EXOR’s willingness to engage with PartnerRe, we believe that EXOR has made clear that it does not wish to discuss improving its offer.

The PartnerRe Board remains steadfast in its belief that EXOR’s offer is not in the best interests of our shareholders. In particular:

•	EXOR’s offer price of $137.50 per common share significantly undervalues our business by comparison to both the benefits of our proposed merger-of-equals with AXIS and to our value as a standalone entity.

•	EXOR’s refusal to engage with PartnerRe demonstrates that its offer is an attempt to acquire PartnerRe at an opportunistic point in the reinsurance cycle and at an inadequate valuation that does not appropriately reflect the strength of PartnerRe’s balance sheet and franchise value.

•	EXOR’s acquisition of a substantial stake in PartnerRe’s common shares is a coercive attempt to further its opportunistic acquisition at the expense of PartnerRe’s long-term shareholders.

•	EXOR’s offer entails significant optionality – particularly as regards the absence of a direct contractual commitment from EXOR’s parent company and controlling family for regulatory approvals and accountability for breach – that poses an unacceptable risk to PartnerRe’s shareholders.

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

•	EXOR’s offer exposes the PartnerRe shareholders to significant risk that PartnerRe would be out-of-pocket for up to $315 million of termination fees and expense reimbursement under the AXIS agreement without any compensation or meaningful recourse.

•	The deal protection measures in EXOR’s proposed merger agreement are not appropriate in the context of EXOR’s proposed all-cash acquisition.

•	Any acquisition by EXOR will involve a significantly longer time period to closing compared to the AXIS transaction, which we expect will be able to close at or shortly following shareholder approval. EXOR’s offer fails to adequately compensate PartnerRe’s shareholders for this delay and associated risk.

You have been clear that EXOR “will not consider increasing the price of its Binding Offer” and therefore we will continue to move forward with shareholder approval of our amalgamation with AXIS.

Sincerely,

Date:	May 22, 2015	By:	/s/ Jean-Paul Montupet
			Name:	Jean-Paul Montupet
			Title:	Chairman of the Board of Directors of PartnerRe Ltd.